Exhibit No. 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

NuStar GP, LLC:

We consent to the incorporation by reference in the registration statement on Form S-8 (Nos. 333-109541, 333-88264, 333-81806 and 333-138133), on Form S-4 (No. 333-120726) and on Form S-3 (No. 333-166797) of NuStar Energy L.P. and subsidiaries of our report dated February 25, 2011, with respect to the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows and partners’ equity for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of NuStar Energy L.P. and subsidiaries.

        /s/ KPMG LLP

San Antonio, Texas

February 25, 2011